RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

September 11, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Joanna Lam

Re:	RAM Energy Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 12, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2009

Response Letter dated July 15, 2009

File No. 000-50682

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of August 27, 2009 regarding the annual report on Form 10-K of RAM Energy Resources, Inc. (the “Company”) for its fiscal year ended December 31, 2008 filed March 12, 2009, the Definitive Proxy Statement on Schedule 14A of the Company filed April 2, 2009 and the Response Letter dated July 15, 2009. With respect to the comments, you are advised as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Supplementary Oil and Natural Gas Reserve Information, page 69

1.

We have reviewed your response to prior comment 14 of our letter dated June 30, 2009, concerning the increase in the portion of your reserves that are undeveloped. We note that in 2008 you only developed 10% of your proved undeveloped reserves and that in 2009 you are only planning to develop 14% of your proved undeveloped reserves.

As you may know, before recognizing proved reserves you must be reasonably certain that these quantities will be recovered in the future under existing economic and operating conditions to comply with Rule 4-10(a)(2) of Regulation S-X. If you are encountering delays in developing your reserves, the level of certainty may decline to the point that these quantities may no longer qualify as proved. We do not often find reasonable certainty established for reserves which are not scheduled to be developed within five years of being recognized as proved.

Please tell us why you believe that the quantities which you are reporting as undeveloped reserves still qualify as proved, the date(s) they were first booked as proved, and the date(s) by which you expect to have them developed.

The quantity of undeveloped reserves scheduled beyond five years was determined using the same criteria as those reserves scheduled in the first five years. Our undeveloped reserves are located on acreage that is mostly held by current production, allowing for us to develop these reserves at a rate that best fits our exploitation strategy. In future filings, we will comply with the new regulations which require scheduling proved reserve quantities within five years of the effective date of the reserve report, unless specific circumstances exist which would require further disclosure regarding why such undeveloped reserves were not scheduled to be developed within five years.

At your request, we will provide a schedule of proved undeveloped projects along with the dates that the reserves were first designated as proved in filings with the Securities and Exchange Commission. The schedule will be emailed in pdf format to James Murphy, the SEC examiner who is responsible for the engineering comments, on the same day this letter is submitted to the SEC. The key events that established when we reported the undeveloped reserves are (i) RAM became a publicly traded company on May 6, 2006, (ii) RAM acquired Ascent Energy Inc. effective November 29, 2007, and (iii) new undeveloped reserves booked in forms 10-K prior to December 31, 2008.

Reserve Reports

Ascent Energy – Forrest A. Garb & Associates; Williamson Petroleum Consultants

2.

The information about gas properties on pages A15-A18 and A25-A26 of the report referenced above indicates that reserves are included in the total for properties that are also showing a negative undiscounted cash flow. If you are unable to explain how these meet the definition of proved reserves, it may be necessary to remove these quantities from your estimates of total proved reserves.

The reserves attributed to those properties showing a negative discounted cash flow occurred from individual projections that carried a positive revenue stream but did not generate enough revenue to recover the capital investment. These properties are a product of the larger than expected drop in commodity prices. In future filings, we will remove all properties that generate a negative undiscounted cash flow.

3.	Please tell us the production volumes from the NE Fitts Unit (Hunton/Viola) in 2008.

The 2008 production volumes for the NE Fitts Unit (Hunton/Viola) wells are 196,254 Barrels of oil and 167,587 Mcf of gas.

4.	Please tell us the production volumes from the NE Fitts Unit (McAlester) in 2008.

The 2008 production volumes for the NE Fitts Unit (McAlester) wells are 37,807 Barrels of oil and 0 Mcf of gas.

5.

We note that Garb has assumed future operating costs for the proved producing reserves in the NE Fitts Unit (Hunton/Viola) of $14.65 per barrel equivalent, while for NE Fitts Unit (McAlester) they have used $24.83 per barrel equivalent. Please explain how these costs were determined and, given that these are in the same field, why there is such a large difference between the two.

The operating costs by property used at December 31, 2008 were determined using the actual expenses incurred and averaged over the most recent twelve month period.

The Hunton/Viola wells produce five times the current rate (see 2008 production volumes above) and are projected to recover four times the reserves of the McAlester wells (see one line summaries). For this reason, the lifting costs for the Hunton/Viola wells are much less than the McAlester wells and the costs per barrel equivalent per remaining reserves are also less.

6.

Please tell us when reserves for the Lafourche (Knowles) were first booked as proved and when you plan to develop it. Also please provide us with the technical support that justifies the reserve estimate and classification of this well.

The Lafourche (Knowles) PUD was first booked on December 31, 2007 as part of the Ascent Energy Inc. acquisition. The purpose of this location is to effectively develop the proved reserves that the Lafourche A#2 wellbore will not recover. Material balance calculations indicate approximately 40 Bcf of original gas in place. Due to a history of water channeling, the Lafourche A#2 is forecast to recover 16 Bcf of the 40 Bcf. The Lafourche (Knowles) PUD location is booked to recover an additional 8.7 Bcf of the reserves in place. We will provide technical support exhibits and scheduled spud date by email in pdf format to James Murphy, the SEC examiner who is responsible for the engineering comments, on the same day this letter is submitted to the SEC.

Definitive Proxy Statement on Schedule 14A filed April 2, 2009

Performance-Based and Incentive Compensation, page 14

7.

We note your response to our prior comment six. In this regard, you provide little discussion and analysis of the effect of individual performance on compensation despite disclosure suggesting it is a factor considered by the committee in determining both base salary and incentive compensation. Please provide additional detail and analysis of how individual performance contributed to actual 2008 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

The principal objective of our Compensation Committee in determining both base salary and incentive compensation for our executive officers is the recruitment (where applicable) and retention of highly competent executives to fill our key management positions. As noted in our July 15, 2009 response to Question 6 of your June 30, 2009 letter, and as stated in our Definitive Proxy Statement on Schedule 14A filed April 2, 2009 (the “Proxy Statement”), our Compensation Committee determines base salary, performance-based cash bonuses and equity awards under our 2006 Long-Term Incentive Plan (the “Plan”) to our named executive officers utilizing the following procedure: first, looking within our Company at the current salary structure among the executive group to ensure fairness and consistency; second, evaluating each executive’s individual performance to ensure that compensation is performance-based; and third, looking at peer group companies to determine if the range of compensation paid to our executives is within the “fairway” of compensation paid to executives in similarly situated companies. While our Compensation Committee does not benchmark either salaries or incentive compensation to market salary or survey data, the Committee does use industry peer group data to ensure the compensation paid to our senior executives is within a range as to not be a significant factor in determining resignation or retention, and to give the Committee a point of reference to assist and support its compensation decisions. However, individual performance is the critical factor in the final determination of executive compensation.

Our Compensation Committee believes that an important measure of an executive’s individual performance is Company performance, because the Company’s overall performance is in many respects directly attributable to the efforts of the executive management team. However, the Committee is also aware of the fact that in the oil and natural gas exploration and production industry, some metrics, such as (i) revenues, income, earnings and other GAAP-based financial results, (ii) EBITDA, adjusted cash flow and other non-GAAP calculations, (iii) the PV-10 value of proved reserves and the standardized measure of discounted future cash flows, and (iv) to a lesser extent, the volume of proved reserves, are subject to and dependent upon actual oil and natural gas sales prices, which are not within the control of management. Accordingly, the Committee places less importance on commodity price driven metrics and more on importance on matters that can be directly influenced by management involvement.

The base salary and incentive compensation paid to certain named executive officers for 2008 were determined by employment contracts or retention agreements. The base salary paid to Mr. Lee, our President and CEO, was determined pursuant to the terms of his employment agreement, as described in our Proxy Statement. The base salary, cash bonus and restricted stock awards paid or granted to Mr. Austin, our Senior Vice President and CFO, were determined pursuant to the terms of our employment agreement with Mr. Austin, as described in our Proxy Statement. Of the $276,000 cash bonus compensation paid to Ms. Lindsey, our Vice President, Accounting and Controller, $220,000 of such amount was paid pursuant to a retention agreement entered into between Ms. Lindsey and Ascent Energy Inc. prior to the acquisition of Ascent by the Company in November 2007, as described in our Proxy Statement.

Mr. Longmire, our former Senior Vice President and CFO, retired in April 2008, and did not receive any incentive compensation for 2008, either as cash bonus compensation or equity awards under our Plan.

In determining incentive compensation for our named executive officers for 2008 (other than those executive officers for whom 2008 incentive compensation was determined pursuant to an employment or retention agreement), the Committee considered the following items of Company performance, all of which were directly influenced by the management team: (i) the Company successfully integrated in an effective and efficient manner the properties acquired from Ascent Energy Inc. in November 2007, (ii) the Company’s production of oil, natural gas and natural gas liquids increased to 2.55 million barrels of oil equivalent (“BOE”), up 80% from 2007, (iii) Company exploration and development activities resulted in extensions of existing reserves and discoveries of new reserves totaling 5.0 million BOE during the year, (iv) the Company successfully executed its business plan for the year as approved by the Board, and (v) the Company met all of the guidance objectives furnished to market analysts for the year. These achievements reflect quality planning, decision-making and supervision by members of the management team and were credited to each member of the management team in the process of determining incentive compensation for the named executive officers.

Personal performance factors taken into account by the Committee with respect to each of the named executive officers whose incentive compensation was not determined by contract included both (i) an evaluation of subjective factors that bear upon the named executive officer’s value to the Company, including management style and expertise, management effectiveness, experience and knowledge of the Company, its properties, business plan and objectives, past performance in obtaining desired results, longevity of employment, reputation and stature among industry peers, and interpersonal relations with other members of the management team and with subordinates, and (ii) an evaluation of objective factors that relate specifically to the performance by the named executive officer of the executive officer’s assigned duties and responsibilities during the preceding year. No specific weighting of subjective and objective factors is utilized by the Committee in setting base salaries or determining annual cash bonuses or equity awards under the Plan. Examples of objective factors taken into account by the Committee in determining the 2008 incentive compensation for each of the named executive officers whose incentive compensation was not determined by contract included the following:

Larry E. Lee – President and CEO

•	As noted above, the individual performance factors considered by the Committee in determining Mr. Lee’s cash bonus compensation are set out in detail on page 17 of our Proxy Statement

Larry G. Rampey – Senior Vice President, Operations

•	Designing, implementing and supervising the successful execution of the capital expenditures component of the Company’s business plan

•	Implementing procedures to reduce field operating expenses and streamline production operations

•	Planning for and directing the testing of all prospective areas identified on the Ascent Energy properties and identifying new areas for further development

•	Assimilating all of the Ascent operations and field employees into the RAM operations structure, including the reorganization and rebranding of the Ascent entities’ operations

•	Supervising the development of enhanced environmental and safety programs for the Company

Drake N. Smiley – Senior Vice President, Land, Legal and Exploration

•

Addition of a significant number of proved undeveloped locations, together with probable and possible locations, in a South Texas producing area, based upon the acquisition and reworking of 3-D seismic data and continuous geologic mapping

•	Identification and exploitation of three prospective exploration/step-out projects adjacent to a recently acquired producing field

•

Aggressive continuation of a 3-D seismic acquisition program on the Company’s Tier 1 Barnett Shale acreage in North Texas, resulting in the addition of a significant number of prospective drilling locations

•	Successful negotiation and closing of two producing property acquisitions

•	Identification and successful development of a previously unidentified shallow reservoir in a producing field

•	Identification, negotiation and acquisition of a significant exploration and development concession on Indian lands

G. Les Austin – Senior Vice President, CFO, Secretary and Treasurer

•	As noted above, cash bonus compensation and restricted stock awards paid or granted to Mr. Austin for 2008 were determined pursuant to his employment agreement

Vicky Lindsey – Vice President, Accounting and Controller

•

Overseeing the successful integration of the former Ascent entities into the consolidated Company structure, including first year Sarbanes-Oxley compliance for Section 404 public accounting firm certification

•	Overseeing upgraded computer systems to improve reporting capabilities in all areas, including cost containment and standardization

•	Implementing procedures to reduce controllable general and administrative expenses during the economic slowdown experienced during the second half of 2008

The above should respond to your comments. We believe that the comments, while relevant, seek amplification of information already contained in the Form 10-K and Schedule 14A and the responses included above are such that an amendment to the Form 10-K and Schedule 14A should not be required. In this regard, the Company will undertake to include the relevant information in future filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAM Energy Resources, Inc.

By  /s/ G. Les Austin

G. Les Austin,

Senior Vice President and Chief Financial Officer